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         February 9, 2021

       Yang Gui
       Chief Executive Officer
       Ecomat Inc
       40 Wall Street, 28th Floor
       New York, NY 10005

                                                        Re: Ecomat Inc
                                                            Current Report on
Form 8-K
                                                            Filed January 12,
2021
                                                            File No. 0-21613

       Dear Ms. Gui:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Trade & Services
       cc:                                              Ying Li, Esq.